Exhibit 99.1

Ayr Wellness Offers Incentive for Cash Exercise and Provides Notice of Early Expiry of All Remaining Warrants

Miami, Florida, August 31, 2021 — Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically-integrated cannabis multi-state operator, provided notice today of the accelerated expiry of the Company’s share purchase warrants (the “Warrants”). The expiry of the Warrants is being accelerated as permitted under the warrant agency agreement dated December 21, 2017 between the Company and Odyssey Trust Company, as warrant agent (the “Warrant Agent”), as amended (the “Warrant Agency Agreement”). On notice in accordance with the applicable provisions of the Warrant Agency Agreement, the expiry date of the Warrants is now 5:00 p.m. (Toronto time) on September 30, 2021 (the “Accelerated Warrant Expiry Date”).

In addition, Ayr is pleased to announce incentive exercise rights (the “Warrant Incentive Program”) available to the holders of the Warrants (“Warrantholders”) who exercise their Warrants for cash. Ayr will be offering a C$0.75 incentive for the cash-only exercise of the issued and outstanding Warrants, which would result in gross proceeds to the Company of approximately US$55 million if all of the approximately 6.5 million issued and outstanding Warrants, other than the approximately 2.9 million founders’ warrants, are exercised thereunder.

“As we continue to deliver on our extraordinary growth trajectory, we are pleased to be able to offer our Warrantholders this opportunity, while at the same time simplify our capital structure and add cash to our already strong balance sheet in a non-dilutive way,” said Jonathan Sandelman, Ayr Founder, Chairman and CEO.

“We could not be more pleased with our excellent operational performance and our explosive growth, which is reflected in our recently increased $800 million 2022 revenue guidance. We continue to invest in and build our business, both organically and through M&A. We also see tremendous value in our own shares as evidenced in our recently announced share buyback, which commences tomorrow following the mandatory five-day waiting period. The cash exercise of our Warrants is yet another tool to support investment in our business,” Mr. Sandelman concluded.

Pursuant to the Warrant Incentive Program, the Warrants are exercisable at any time commencing on September 1, 2021 until the Accelerated Warrant Expiry Date (the “Final Incentive Exercise Period”) (each, a “Final Incentive Exercise”).

Warrantholders holding their Warrants through CDS Clearing and Depository Services Inc. (“CDS”) are required to withdraw their Warrants from CDS in order to exercise such Warrants for cash and thereby participate in the Warrant Incentive Program, which may take several business days. Accordingly, applicable Warrantholders are advised to begin this process as soon as possible. Cashless exercises are not available (i) for Final Incentive Exercises, or (ii) to Warrantholders holding their Warrants through CDS. Accordingly, all Warrantholders holding their Warrants through CDS are advised to withdraw their Warrants to facilitate their exercise prior to the Accelerated Warrant Expiry Date.

Upon exercise, a Warrantholder is entitled to receive one (1) subordinate voting share of the Company (“Subordinate Voting Share”) at an exercise price of C$11.50 per Subordinate Voting Share (with each Subordinate Voting Share being subject to automatic conversion on a one-for-one basis into restricted or limited voting shares of the Company in accordance with the articles of the Company), for each whole Warrant, subject to adjustment in certain circumstances in accordance with the terms and conditions of the Warrant Agency Agreement. For each Warrant duly exercised during the Final Incentive Exercise Period, the Company will make an incentive payment of C$0.75, which shall be set off against payment of the applicable exercise price, resulting in an effective exercise price of C$10.75 to exercise a Warrant during the Final Incentive Exercise Period.

Warrants may not be exercised through CDS to participate in the Warrant Incentive Program. If Warrants are registered in the name of CDS, they will be required to be withdrawn from CDS and exercised through the Warrant Agent in order to be exercised under the Warrant Incentive Program.

In order to participate in the Warrant Incentive Program, holders must complete the Notice of Incentive Warrant Exercise which is posted under Ayr’s profile on www.sedar.com and on the investor section of the Company’s website www.ayrwellness.com and provide any applicable documentation to the Warrant Agent at corptrust@odysseytrust.com. Enquiries to the Warrant Agent may be directed to corptrust@odysseytrust.com (by email) or 587.885.0960 (by phone).

There can be no assurance as to the proceeds to be received from the Warrant Incentive Program.

The expiry date of the Warrants, which was previously scheduled for May 2024, became subject to acceleration under the terms of the Warrant Agency Agreement in November 2020, after the closing price of the Subordinate Voting Shares equaled or exceeded C$18.00 for a period of 20 trading days within a 30-trading day period. Accordingly, the new expiry date of the Warrants is 5:00 p.m. (Toronto time) on September 30, 2021. Such early expiry of the Warrants will affect any Warrants not duly exercised by September 30, 2021. In accordance with the terms of the Warrant Agency Agreement, the Warrants held by Mercer Park CB, L.P., the sponsor of the Company, will not be subject to such expiry date acceleration.

About Ayr Wellness

Ayr is a rapidly expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all or may not be successful; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: ir@ayrwellness.com